EXHIBIT 12.1

LTX Corporation

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands of dollars)

	Fiscal Year Ended July 31,					Three Months Ended
	1999	2000	2001	2002	2003	October 31, 2003
Pre-tax income (loss) from continuing operations	$375	$58,521	$43,874	$(116,157)	$(145,068)	$(9,806)

Fixed charges:
Interest expense	1,526	2,065	1,250	6,833	6,747	1,714
Interest portion rental expense (33%)	2,255	2,930	4,180	5,105	5,086	1,214

Total fixed charges	3,781	4,995	5,430	11,938	11,833	2,928

Earnings:
Pre-tax income (loss) from continuing operations plus fixed charges	$4,156	$63,516	$49,304	$(104,219)	$(133,235)	$(6,878)

Ratio of earnings to fixed charges	1.1x	12.7x	9.1x	n/a	n/a	n/a

LTX did not achieve a ratio of earnings to fixed charges of 1:1 or greater due to pre-tax losses from continuing operations in the fiscal years ended July 31, 2002 and 2003 and for the three months ended October 31, 2003. As a result, LTX would have had to generate additional pre-tax income from continuing operations of $116,157, $145,068 and $9,806, respectively, to achieve a coverage of 1:1.